

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2013

Via E-Mail

Harold A. Hurwitz
Chief Financial Officer
Pro-Dex, Inc.
2361 McGaw Avenue
Irvine, California 92614

> **RE: Pro-Dex, Inc.**
> **Preliminary Proxy Statement**
> **Filed on December 7, 2012**
> **File No. 000-14942**

Dear Mr. Hurwitz

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (Via E-mail):   Tom Crane—Rutan & Tucker
                         Garett Sleichter—Rutan & Tucker